

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

October 4, 2016

Via E-mail
H. Charles Maddy, III
President and Chief Executive Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **Re:** **Summit Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 7, 2016**
> **File No. 333-213526**

Dear Mr. Maddy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note the disclosure on page 65 that the merger consideration is subject to adjustment if First Century's total shareholders' equity decreases. Please disclose this adjustment on the cover page. In addition, please disclose that First Century would have the right to terminate the merger agreement if Summit's stock price falls below a certain floor, as indicated in your disclosure on page 79.

2. We also note the disclosure on page 79 that Summit may increase the number of shares to be issued to the holders of First Century common stock. Please include footnote disclosure to the Calculation of Registration Fee table to state that in the event of a change in the exchange ratio, the additional issuance of shares would require a separate

registration statement. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

The Merger Agreement

Representations and Warranties, page 69

3.   On page 69 you state that the "representations and warranties of each of Summit and First Century have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person." Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or David Lin, Staff Attorney, at 202-551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Peter G. Weinstock, Esq.